Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

03 JUL 16 AM 7:21

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00



03024572

Att:	Divisic[illegible]		
Company:	United[illegible] and E[illegible]	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrze[illegible] (contact name) Director, Ownership Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	15 July 2003	No of sheets:	2

Announcement also provided to required statutory authorities

SUPPL

Current report 39/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 15 July 2003 the Company purchased bonds of Telefonia Dialog S.A. (a subsidiary of KGHM Polska Miedź S.A.), having a total nominal value of PLN 1 379 800 thousand, with the following conditions:

1. 2 940 bonds having a total nominal value of PLN 294 000 thousand, purchased for the period 15 July 2003 to 17 July 2006. The bonds bear an interest rate of WIBOR 1M, for the day preceding the interest payment date.
2. 9 150 bonds, series XXI, having a total nominal value of PLN 915 000 thousand, purchased for the period 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M + a margin of 1.4%.
3. 1 708 bonds, series XXII, having a total nominal value of PLN 170 800 thousand, purchased for the period 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M + a margin of 1.4%.

This issuance of bonds replaces the existing issue having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, which matured on 15 July 2003 (current reports: 72/2002, 77/2002)

We simultaneously announce that, in connexion with issuance of the above bonds, annexes have been signed which prolong the Bond Issuance Program Agreement entered into between Telefonia Dialog S.A. and its banks:

- an annex to the Bond Issuance Program Agreement entered into on 18 July 2001 between Telefonia Dialog S.A. and Bank Handlowy w Warszawie S.A. This annex prolongs the Bond Issuance Program Agreement to 17 July 2006. Bonds were issued within the scope of this agreement, as mentioned in point 1 above.
- an annex to the Bond Issuance Agreement entered into on 19 December 2001 between Telefonia Dialog S.A. and Bank PeKaO S.A.(as pay agent and organiser) and Powszechna Kasa Oszczędności Bank Polski S.A.(as organiser). This annex prolongs the Bond Issuance Agreement to 18 December 2006 and enables the issuance of bonds either in PLN alone, or,

dlw 7/16

as previously, in PLN and USD under the condition that the maximum value of all issued and outstanding bond series may not exceed PLN 1 100 mln. Bonds were issued within the scope of this agreement, as mentioned in points 2 and 3 above.

Legal basis:
(§5, section 1, point 3 and point 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek